SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CRG LIQUIDATION COMPANY
(FORMERLY THE CRONOS GROUP)
(Name of Issuer)
Common Shares, $2.00 par value
(Title of Class of Securities)
L20708100
(CUSIP Number)
S. Nicholas Walker
One Bay Street, Suite 400
P. O. Box CB 12618
Nassau, Bahamas
(242) 502-3200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 1, 2007
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	L20708100	13D	Page	2	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) S. Nicholas Walker

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United Kingdom

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No.	L20708100	13D	Page	3	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) The Lion Fund Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	L20708100	13D	Page	4	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) York Lion Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

PN

CUSIP No.	L20708100	13D	Page	5	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) York GP, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	L20708100	13D	Page	6	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) York Asset Management Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Bahamas

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	L20708100	13D	Page	7	of	11 Pages

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) YorkProp Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power

Number of		- 0 -

Shares	8	Shared Voting Power
Beneficially
Owned by		- 0 -

Each	9	Sole Dispositive Power
Reporting
Person		- 0 -

With	10	Shared Dispositive Power

- 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person

- 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	L20708100	13D	Page	8	of	11 Pages
     This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2003, as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on August 13, 2003, as amended by Amendment No. 3 to the Schedule 13D, filed with the SEC on April 15, 2005, as amended by Amendment No. 4 to the Schedule 13D, filed with the SEC on May 13, 2005, and as amended by Amendment No. 5 to the Schedule 13D, filed with the SEC on March 5, 2007, by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), York Asset Management Limited, a company organized in the Commonwealth of Bahamas (“YAML”), YorkProp Limited, a British Virgin Islands company (“YorkProp”), and S. Nicholas Walker, with respect to the common shares, $2.00 par value per share, of CRG Liquidation Company, formerly known as The Cronos Group (the “Issuer”). LFL, Lion L.P., York GP, YAML, YorkProp, and S. Nicholas Walker are referred to collectively herein as the “Reporting Persons.” The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.”
     This Amendment is being filed to report the disposition by the Reporting Persons of all of the securities of the Issuer reported to be beneficially owned by the Reporting Persons in the Schedule 13D. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     At the special meeting of the shareholders of the Issuer held on August 1, 2007, the shareholders approved CRX Acquisition Ltd.’s acquisition of all of the assets, and assumption of all of the liabilities, of the Issuer (the “Assets Sale”). Promptly following the meeting, the closing of the Assets Sale took place, and CRX Acquisition Ltd. deposited the sale proceeds of $133,679,640 with the Issuer’s paying agent. From this cash payment, the Issuer proceeded to make a liquidating distribution to its shareholders of $16.00 per share, without interest (the “Liquidating Distribution”).
     As reported in the Schedule 13D, Mr. Walker had the right to acquire 45,126 common shares of the Issuer upon exercise of vested director’s options and 4,867 common shares of the Issuer upon settlement of director’s stock units. Also as reported in the Schedule 13D, Mr. Walker held 3,000 restricted shares. In order to facilitate the participation of the holders of the Issuer’s options, director’s stock units, and restricted shares in the Liquidating Distribution, the Compensation Committee of the Issuer’s Board of Directors resolved to, upon closing of the Assets Sale, (i) accelerate the vesting of restricted shares and director’s stock units, to the extent not already vested, and (ii) provide for the issuance, on a net issuance basis, of common shares issuable under the Issuer’s outstanding stock options. The Compensation Committee’s resolutions were approved by the Issuer’s full Board of Directors. As part of the Assets Sale and effective August 1, 2007, all of Mr. Walker’s stock options were exercised, and director’s stock units were settled, for common shares of the Issuer, and all of Mr. Walker’s restricted shares vested. Also as part of the Assets Sale and effective August 1, 2007, Mr. Walker and each other Reporting Person exchanged all common shares of the Issuer beneficially owned by them for the

CUSIP No.	L20708100	13D	Page	9	of	11 Pages
Liquidating Distribution. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of the Reporting Persons’ Amendment No. 4 to Schedule 13D filed on May 13, 2005).

2.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

3.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

4.	Power of Attorney of York Lion Fund L.P. (incorporated by reference to Exhibit 4 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

5.	Power of Attorney of York GP, Ltd. (incorporated by reference to Exhibit 5 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

6.	Power of Attorney of York Asset Management Limited (incorporated by reference to Exhibit 6 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

7.	Power of Attorney of YorkProp Limited (incorporated by reference to Exhibit 8 of the Reporting Persons’ Amendment No. 4 to the Schedule 13D filed on May 13, 2005).

CUSIP No.	L20708100	13D	Page	10	of	11 Pages
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007	THE LION FUND LIMITED

	By:	York Asset Management Limited,
Investment Manager

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

YORK LION FUND, L.P.

York Lion Fund, L.P.

	By:	York GP, Ltd.,
General Partner

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK GP, LTD.

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No.	L20708100	13D	Page	11	of	11 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORKPROP LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director